DAVID A. SAKOWITZ

Partner

(212) 294-2639

DSakowitz@winston.com

February 5, 2021

VIA EDGAR

Todd K. Schiffman

James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Velocity Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 24, 2020

CIK No. 0001832371

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Velocity Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 21, 2020, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 24, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1 submitted November 24, 2020

Provisions in our amended and restated certificate of incorporation..., page 62

February 5, 2021 Page 2

1.	Please revise this section, including the heading, to be consistent with the section on page 127 under "Exclusive forum for certain lawsuits". We note that in regard to Securities Act claims, the disclosure under subsection "D" on page 62 is inconsistent with the second full paragraph on page 63.

Response: The Company has revised the disclosures in the Form S-1 in response to the Staff’s comment.

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Adrian Covey
Velocity Acquisition Corp.